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                                                                 EXHIBIT 99.2



The market for air filtration is based on studies done by the Freedonia Group.

The Freedonia Group is an international market research company focused on helping its customers make informed business decisions. Since their founding, The Freedonia Group has produced thousands of studies that analyze chemical, plastic, packaging, security, construction, automotive, and many other industries.

WHY FREEDONIA IS THE MOST RELIABLE SOURCE OF MARKET RESEARCH

The Freedonia Group is built on a total in-house structure. Economic, industry research, corporate analysis and editorial groups are all involved in the production of each study. Their structure relies on information sharing and creates a synergy between each group, so they stay on top of all industries. In addition to information sharing, Freedonia's in-house structure insures accuracy with a valuable system of checks and balances.

HOW FREEDONIA GATHERS INFORMATION

The Freedonia Group thoroughly investigates the industry, analyzing information from

     - key industry participants

     - associations

     - government

     - trade literature and publications

     - proprietary databases

The Freedonia Group says, in 1997, that air purification filter demand was $1,460,000,000. In 2002, it will be $1,955,000,000.

Filter product sales to Heating, Ventilating and Air Conditioning was $582,000,000. In 2002, it will be $770,000,000.

Filter product sales to Aerospace and Other was $379,000,000. In 2002, it will be $590,000,000.

The Freedonia Group can be reached through their web-site at www.freedoniagroup.com.